Exhibit 99.1

MarkWest Energy Partners, L.P.	Contact:	Frank Semple, Chairman, President & CEO
1515 Arapahoe Street		Nancy Buese, Executive VP and CFO
Tower 1, Suite 1600		Josh Hallenbeck, VP of Finance & Treasurer
Denver, Colorado 80202	Phone:	(866) 858-0482
	E-mail:	investorrelations@markwest.com

MarkWest Energy Partners Reports Second Quarter 2015 Financial Results

•                  Reported DCF of $165.9 million and Adjusted EBITDA of $218.9 million for the second quarter 2015

•                  Increased quarterly distribution to 92 cents per common unit with a 94 percent distribution coverage

•                  Placed into service 1.0 Bcf/d of new processing capacity, with the addition of Majorsville VI, Houston IV, and Sherwood VI in the Marcellus; and Cadiz III and Seneca IV in the Utica

•                  Announced entry into the Permian Basin, with the development of a new 200 MMcf/d processing plant in West Texas to support Cimarex Energy and Chevron Corporation

•                  Reported record total gas volumes of 5.5 Bcf/d for the second quarter 2015, an increase of 40 percent from the second quarter 2014

•                  Processing capacity utilization averaged 81 percent during the second quarter 2015

•                  Reported NGL fractionated volumes from the Marcellus and Utica of over 226,000 Bbl/d during the second quarter 2015, an increase of 60 percent from the second quarter 2014

•                  Announced strategic combination with MPLX that would create a large-cap, diversified MLP with strong sponsor support

DENVER—August 5, 2015—MarkWest Energy Partners, L.P. (NYSE: MWE) (“the Partnership”) today reported quarterly cash available for distribution to common unitholders, or distributable cash flow (DCF), of $165.9 million for the three months ended June 30, 2015, and $346.2 million for the six months ended June 30, 2015. DCF for the three months ended June 30, 2015 represents distribution coverage of 94 percent. The second quarter distribution of $176.1 million, or $0.92 per common unit, will be paid to unitholders on August 14, 2015. The second quarter 2015 distribution represents an increase of $0.01 per common unit or 1.1 percent over the first quarter 2015 distribution and an increase of $0.04 per common unit or 4.5 percent compared to the second quarter 2014 distribution. As a Master Limited Partnership, cash distributions to common unitholders are largely determined based on DCF. A reconciliation of DCF to net income, the most directly comparable GAAP financial measure, is provided within the financial tables of this press release.

The Partnership reported Adjusted EBITDA for the three and six months ended June 30, 2015 of $218.9 million and $448.5 million, respectively, compared to $208.2 million and $395.8 million for the respective three and six months ended June 30, 2014. The Partnership believes the presentation of Adjusted EBITDA provides useful information because it is commonly used by investors in Master Limited Partnerships to assess financial performance and operating results of ongoing business operations. A reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, is provided within the financial tables of this press release.

The Partnership reported loss before provision for income tax for the three and six months ended June 30, 2015 of $97.8 million and $96.4 million respectively. Income before provision for income tax includes non-cash losses associated with the change in fair value of derivative instruments of $7.4 million and $15.5 million for the respective three and six months ended June 30, 2015. Income before provision for income tax includes non-cash impairments associated with our Southwest segment of $25.5 million for the six months ended June 30, 2015. Income before provision for income tax includes non-cash write offs of unamortized discount and deferred financing costs related to the redemption of debt of $14.7 million for the three and six months ended June 30, 2015. Excluding these items, loss before provision for income tax for the three and six months ended June 30, 2015 would have been $75.7 million and $40.7 million, respectively.

“We are pleased with the solid second quarter performance, which included record total volumes and the completion of five major projects that are critical to the continued support of our producer customer drilling programs,” said Frank Semple, Chairman, President and Chief Executive Officer of MarkWest. “The recently announced  transformative merger with MPLX is the next step in our growth, and will allow us to continue to develop and invest in the strategic NGL projects which are critical for producers in the Marcellus and Utica shales.  This merger will create the fourth largest MLP in the industry, with the unique combination of MarkWest’s best-of-class organic growth and MPLX’s long-term inventory of drop down EBITDA from Marathon Petroleum Corporation.  The combined company with the strong parental support and the investment grade balance sheet will support an ongoing inventory of high-quality, fee-based midstream projects for the business. As mentioned on the MPLX earnings call last week, the combined partnership provided proforma distribution growth guidance that results in a mid-twenty percent compound annual growth rate for the next five years, with a platform that supports an attractive distribution growth profile over an extended period of time.”

BUSINESS HIGHLIGHTS

On July 13, 2015, the Partnership announced that it has entered into a definitive merger agreement, whereby it would become a wholly owned subsidiary of MPLX LP (NYSE: MPLX). The Partnership’s common unitholders would receive 1.09 MPLX common units and a one-time cash payment of approximately $3.37 per Partnership common unit. The transaction is expected to close during the fourth quarter of 2015 and is subject to approval by the Partnership’s unitholders, as well as customary closing conditions and regulatory approvals.

Marcellus:

•                  In June, the Partnership commenced operations of Majorsville VI, a 200 million cubic feet per day (MMcf/d) processing plant at the Majorsville complex in Marshall County, West Virginia, increasing the total processing capacity of the complex to 1.1 Bcf/d. The Partnership expects to place a seventh 200 MMcf/d plant into service during the second quarter of 2016 to support Southwestern Energy Company (NYSE: SWN) and other producers.

•                  In June, the Partnership commenced operations of Houston IV, a 200 MMcf/d processing plant at the Houston complex in Washington County, Pennsylvania. The Houston complex supports Range Resources (NYSE: RRC) (Range) with total processing capacity of 555 MMcf/d. To support Range’s growing rich-gas volume, the Partnership is constructing the Fox complex in northern Washington County. Initial development of the Fox complex will consist of a 200 MMcf/d processing plant and 20,000 barrel per day (Bbl/d) de-ethanization facility, which are expected to be placed into service during the fourth quarter of 2016.

•                  In July, the Partnership completed Sherwood VI, a 200 MMcf/d processing plant at the Sherwood complex in Doddridge County, West Virginia. The new plant is anchored by Antero Resources Corporation (NYSE: AR) (Antero) and increases the total capacity of the Sherwood complex to 1.2 Bcf/d. The Partnership expects to complete a seventh 200 MMcf/d processing plant at the Sherwood complex in the second quarter of 2016.

Utica:

•                  In May, MarkWest Utica EMG, a joint venture between the Partnership and The Energy & Minerals Group, announced the execution of definitive agreements with Rice Energy (NYSE: RICE) to support the development of their acreage in eastern Ohio.

•                  In June, MarkWest Utica EMG completed Seneca IV, a 200 MMcf/d processing plant at the Seneca complex in Noble County, Ohio. The plant is anchored by Antero under a long-term, fee-based contract, and expands the total processing capacity of the Seneca complex to 800 MMcf/d.

•                  In June, MarkWest Utica EMG placed into service Cadiz III, a 200 MMcf/d processing plant at the Cadiz complex in Harrison County, Ohio, increasing the total processing capacity of the complex to 525 MMcf/d. The complex supports growing production from Ascent Resources, LLC, Gulfport Energy Corporation (NASDAQ: GPOR), and other producers. MarkWest Utica EMG is constructing a fourth 200 MMcf/d plant at the Cadiz complex that is expected to be in service by the second quarter of 2016. Once completed, MarkWest Utica EMG will operate over 1.5 Bcf/d in the core rich-gas area of the Utica Shale.

Southwest:

•                  In May, the Partnership announced an 80 MMcf/d expansion of its Carthage IV plant in Panola County, Texas. The expansion is expected to be completed in the fourth quarter 2015.

•                  In June, the Partnership announced the development of Hidalgo, a 200 MMcf/d processing plant in Culbertson County, Texas. The new facility is scheduled to begin operations during the second quarter of 2016 and will support Cimarex Energy Co. (NYSE: XEC) and Chevron Corporation (NYSE: CVX) in the Delaware Basin of West Texas.

•                  In June, the Partnership placed into service a 60-mile trunk line to the Partnership’s Arapaho processing plant in Custer County, OK, to support Newfield Exploration’s (NYSE: NFX) development of their STACK acreage in the Cana-Woodford Shale.

Capital Markets

•                  Year-to-date, the Partnership has issued 636,000 common units and received net proceeds of $39.6 million.

•                  In May, the Partnership completed a public offering of $1.2 billion of 4.875% senior unsecured notes due in 2025, and in June, the Partnership utilized proceeds from this transaction along with draws from the Credit Facility to redeem its 6.75% Senior Notes due 2020, 6.5% Senior Notes due 2021 and 6.25% Senior Notes due 2022.

FINANCIAL RESULTS

Balance Sheet

•                  As of June 30, 2015, the Partnership had $25.6 million of cash and cash equivalents in wholly owned subsidiaries and $841.2 million of remaining capacity under its $1.3 billion Senior Secured Credit Facility after consideration of $11.3 million of outstanding letters of credit and $447.5 million of outstanding borrowings.

Operating Results

•                  Operating income before items not allocated to segments for the three months ended June 30, 2015, was $239.6 million, an increase of $19.5 million when compared to $220.1 million over the same period in 2014. This increase was primarily attributable to higher processing volumes, partially offset by the decline in commodity pricing. Processed volumes continued to increase in the second quarter of 2015, growing approximately 47 percent when compared to the second quarter of 2014, primarily due to the Partnership’s Marcellus and Utica segments.

A reconciliation of operating income before items not allocated to segments to income before provision for income tax, the most directly comparable GAAP financial measure, is provided within the financial tables of this press release.

•                  Operating income before items not allocated to segments does not include gains (losses) on commodity derivative instruments. Realized gains (losses) on commodity derivative instruments were $5.2 million in the second quarter of 2015 and ($1.9) million in the second quarter of 2014.

Capital Expenditures

•                  For the three months ended June 30, 2015, the Partnership’s portion of capital expenditures was $419.1 million.

2015 ADJUSTED EBITDA, DCF AND CAPITAL EXPENDITURE FORECAST

For 2015, the Partnership’s Adjusted EBITDA forecast has been narrowed to a range of $925 million to $975 million and DCF has been narrowed to a range of $700 million to $750 million based on its current forecast of operational volumes and prices for natural gas liquids, crude oil, natural gas, and derivative instruments currently outstanding. A sensitivity analysis for forecasted 2015 DCF based on changes in composite NGL prices and changes in volume assumptions is provided within the tables of this press release.

The Partnership’s portion of growth capital expenditures for 2015 remains forecasted in a range of $1.5 billion to $1.9 billion. The Partnership’s forecasted maintenance capital for 2015 remains unchanged at approximately $30 million.

CONFERENCE CALL

The Partnership will host a conference call and webcast on Wednesday, August 5, at 12:00 p.m. Eastern Time to review its second quarter 2015 financial results. Interested parties can participate in the call by dialing (800) 475-0218 (passcode “MarkWest”) approximately ten minutes prior to the scheduled start time. To access the webcast and associated second quarter 2015 earnings call presentation, please visit the Investor Relations section of the Partnership’s website at www.markwest.com. A replay of the conference call will be available on the Partnership’s website or by dialing (800) 456-0470 (no passcode required).

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MarkWest Energy Partners, L.P. is a master limited partnership that owns and operates midstream service businesses. We have a leading presence in many natural gas resource plays including the Marcellus Shale, Utica Shale, Huron/Berea Shale, Haynesville Shale, Woodford Shale and Granite Wash formation.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements that involve a number of risks and uncertainties.  These statements may include statements regarding the proposed acquisition of MarkWest by MPLX LP, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements regarding MarkWest’s future operations, anticipated business levels, future earnings and distributions, planned activities, anticipated growth, market opportunities, strategies and competition. All such forward-looking statements involve estimates and assumptions that are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause or contribute to such differences include: factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approval of MarkWest’s unitholders; the parties’ abilities to meet expectations regarding the timing and tax treatment of the proposed transaction; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of MarkWest being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with MPLX; the ability to attract and retain key personnel; prevailing market conditions; changes in the economic and financial conditions of MarkWest and MPLX; uncertainties and matters beyond the control of management; and the other risks discussed in the periodic reports filed with the Securities and Exchange Commission (SEC), including MarkWest’s and MPLX’s Annual Reports on Form 10-K for the year ended December 31, 2014 and MarkWest’s Report on Form 10-Q for the quarter ended June 30, 2015. The forward-looking statements should be considered in light of all these factors.  In addition, other risks and uncertainties not presently known to MarkWest or that MarkWest considers immaterial could affect the accuracy of the forward-looking statements.  The reader is cautioned not to rely unduly on these forward-looking statements. MarkWest does not undertake any duty to update any forward-looking statement except as required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of MarkWest by MPLX. In connection with the proposed acquisition, MarkWest and MPLX intend to file relevant materials with the SEC, including MPLX’s registration statement on Form S-4 that will include a joint proxy statement/prospectus. Investors and security holders are urged to read all relevant documents filed with the SEC, including the proxy statement/prospectus when they become available, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s website, http://www.sec.gov, or for free from MarkWest by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder.  However, MarkWest and its directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of MarkWest common units with respect to the proposed transaction. Information about MarkWest’s directors and executive officers is set forth in the proxy statement for MarkWest’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and MarkWest’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015.  To the extent holdings of MarkWest securities have changed since the amounts contained in the proxy statement for MarkWest’s 2015 Annual Meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition (once available).  These documents (when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from MarkWest using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

MarkWest Energy Partners, L.P.

Financial Statistics

(unaudited, in thousands, except per unit data)

	Three months ended June 30,		Six months ended June 30,
Statement of Operations Data	2015	2014	2015	2014

Revenue:
Product sales	$156,643	$309,919	$324,580	$632,288
Service revenue	302,847	215,200	594,872	409,274
Derivative gain (loss)	138	(6,753)	7,506	(10,720)
Total revenue	459,628	518,366	926,958	1,030,842

Operating expenses:
Purchased product costs	123,292	215,824	246,776	427,388
Derivative loss related to purchased product costs	2,255	11,964	6,795	4,166
Facility expenses	88,550	83,545	180,366	167,250
Derivative loss related to facility expenses	91	2,045	91	1,777
Selling, general and administrative expenses	34,971	27,701	69,606	62,991
Depreciation	121,909	104,078	241,501	206,007
Amortization of intangible assets	15,596	15,965	31,422	31,943
Impairment expense	—	—	25,523	—
Loss on disposal of property, plant and equipment	2,417	1,450	1,606	1,357
Accretion of asset retirement obligations	194	168	387	336
Total operating expenses	389,275	462,740	804,073	903,215

Income from operations	70,353	55,626	122,885	127,627

Other income (expense):
Equity in earnings (loss) from unconsolidated affiliates	3,262	(721)	3,774	(471)
Interest expense	(52,087)	(43,391)	(102,144)	(84,375)
Amortization of deferred financing costs and debt discount (a component of interest expense)	(1,562)	(1,449)	(3,197)	(4,273)
Loss on redemption of debt	(117,860)	—	(117,860)	—
Miscellaneous income, net	46	43	94	62
(Loss) income before provision for income tax	(97,848)	10,108	(96,448)	38,570

Provision for income tax expense (benefit):
Current	125	(19)	164	326
Deferred	(11,581)	(2,921)	(15,741)	9,280
Total provision for income tax (benefit) expense	(11,456)	(2,940)	(15,577)	9,606

Net (loss) income	(86,392)	13,048	(80,871)	28,964

Net income attributable to non-controlling interest	(15,094)	(4,071)	(29,698)	(7,495)

Net (loss) income attributable to the Partnership’s unitholders	$(101,486)	$8,977	$(110,569)	$21,469

Net (loss) income attributable to the Partnership’s common unitholders per common unit:
Basic	$(0.55)	$0.05	$(0.60)	$0.13
Diluted	$(0.55)	$0.05	$(0.60)	$0.12

Weighted average number of outstanding common units:
Basic	186,855	164,613	186,771	161,727
Diluted	186,855	181,237	186,771	178,378

Cash Flow Data
Net cash flow provided by (used in):
Operating activities	$162,404	$244,450	$363,338	$356,823
Investing activities	$(453,756)	$(429,684)	$(928,596)	$(1,005,158)
Financing activities	$100,230	$361,165	$501,533	$862,442

Other Financial Data
Distributable cash flow	$165,880	$161,734	$346,226	$310,180
Adjusted EBITDA	$218,868	$208,231	$448,523	$395,798

Balance Sheet Data	June 30, 2015	December 31, 2014
Total assets	$11,359,559	$10,980,778
Total debt	$4,540,663	$3,621,404
Total equity	$5,828,801	$6,193,239

MarkWest Energy Partners, L.P.

Operating Statistics (1)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Marcellus
Gathering systems throughput (Mcf/d)	857,100	599,500	835,900	600,500
Natural gas processed (Mcf/d)	2,894,500	1,823,200	2,869,700	1,732,500

C2 produced (Bbl/d)	61,400	45,900	58,100	47,400
C3+ NGLs fractionated (Bbl/d)	131,100	82,200	128,800	76,200
Total NGLs fractionated (Bbl/d)	192,500	128,100	186,900	123,600

Utica
Gathering systems throughput (Mcf/d)	582,700	188,700	542,500	184,700
Natural gas processed (Mcf/d)	761,600	293,800	758,500	272,700

C2 produced (Bbl/d)	4,100	—	4,000	—
C3+ NGLs fractionated (Bbl/d)	29,800	13,500	30,000	12,900
Total NGLs fractionated (Bbl/d)	33,900	13,500	34,000	12,900

Condensate Stabilized (Bbl/d)	8,900	—	6,100	—

Northeast
Natural gas processed (Mcf/d)	278,500	281,500	272,300	268,600
NGLs fractionated (Bbl/d)	15,400	17,500	15,200	17,500

Keep-whole NGL sales (gallons, in thousands)	24,400	24,800	55,600	57,000
Percent-of-proceeds NGL sales (gallons, in thousands)	30,700	29,900	60,900	56,000
Total NGL sales (gallons, in thousands)	55,100	54,700	116,500	113,000

Crude oil transported for a fee (Bbl/d)	10,000	10,600	10,200	10,200

Southwest
East Texas gathering systems throughput (Mcf/d)	615,400	549,500	615,600	522,800
East Texas natural gas processed (Mcf/d)	490,000	398,500	493,500	383,400
East Texas NGL sales (gallons, in thousands)	103,600	109,500	210,800	203,400

Western Oklahoma gathering systems throughput (Mcf/d)	345,900	348,200	344,200	322,700
Western Oklahoma natural gas processed (Mcf/d)	287,500	296,300	289,300	269,800
Western Oklahoma NGL sales (gallons, in thousands)	38,400	56,900	72,900	111,300

Southeast Oklahoma gathering systems throughput (Mcf/d)	427,800	414,500	410,200	398,200
Southeast Oklahoma natural gas processed (Mcf/d)	184,500	186,600	181,600	167,000
Southeast Oklahoma NGL sales (gallons, in thousands)	30,900	29,200	59,500	50,200
Arkoma Connector Pipeline throughput (Mcf/d)	237,300	229,600	223,700	227,400

Other Southwest gathering systems throughput (Mcf/d)	56,200	48,900	51,200	47,900

Javelina refinery off-gas processed (Mcf/d)	101,800	112,000	101,000	111,300
Javelina liquids fractionated (Bbl/d)	17,300	21,000	16,600	20,200
Javelina NGL sales (gallons, in thousands)	66,200	80,300	126,200	153,300

Total Southwest Gathering system throughput (Mcf/d)	1,445,300	1,361,100	1,421,200	1,291,600
Total Southwest natural gas and refinery off-gas processed (Mcf/d)	1,063,800	993,400	1,065,400	931,500
Total Southwest NGL Sales (gallons, in thousands)	239,100	275,900	469,400	518,200

(1)         Refer to Item 2 in Form 10-Q for additional disclosures.

MarkWest Energy Partners, L.P.

Reconciliation of GAAP Financial Measure to Non-GAAP Financial Measure

Operating Income before Items not Allocated to Segments (1)

(unaudited, in thousands)

Three months ended June 30, 2015	Marcellus	Utica	Northeast	Southwest	Eliminations (2)	Total
Segment revenue	$199,311	$63,942	$22,595	$200,210	$—	$486,058

Operating expenses:
Segment purchased product costs	4,568	679	9,743	108,302	—	123,292
Segment facility expenses	39,938	15,952	7,584	33,993	—	97,467
Total operating expenses before items not allocated to segments	44,506	16,631	17,327	142,295	—	220,759

Segment portion of operating income attributable to non-controlling interests	—	23,633	—	2,062	—	25,695
Operating income before items not allocated to segments	$154,805	$23,678	$5,268	$55,853	$—	$239,604

Three months ended June 30, 2014	Marcellus	Utica	Northeast	Southwest	Eliminations (2)	Total
Segment revenue	$183,734	$30,826	$43,777	$271,140	$(900)	$528,577

Operating expenses:
Segment purchased product costs	39,710	7,353	15,169	153,628	—	215,860
Segment facility expenses	33,755	12,174	8,509	34,354	(900)	87,892
Total operating expenses before items not allocated to segments	73,465	19,527	23,678	187,982	(900)	303,752

Segment portion of operating income attributable to non-controlling interests	—	4,687	—	6	—	4,693
Operating income before items not allocated to segments	$110,269	$6,612	$20,099	$83,152	$—	$220,132

(1) Refer to footnote 14, Segment Information, in Form 10-Q for additional disclosures.

(2) Amounts represent revenues and expenses associated with the Northeast segment fractionation completed on behalf of the Marcellus segment.

	Three months ended June 30,
	2015	2014

Operating income before items not allocated to segments	$239,604	$220,132
Portion of operating income attributable to non-controlling interests	11,495	4,184
Derivative loss not allocated to segments	(2,208)	(20,762)
Revenue adjustment for unconsolidated affiliate	(33,016)	(3,833)
Revenue deferral adjustment	1,076	375
Compensation expense included in facility expenses not allocated to segments	(942)	(903)
Facility expense and purchase product cost adjustments for unconsolidated affiliate	12,543	2,598
Portion of operating loss attributable to non-controlling interests of an unconsolidated affiliate	14,200	509
Facility expenses adjustments	2,688	2,688
Selling, general and administrative expenses	(34,971)	(27,701)
Depreciation	(121,909)	(104,078)
Amortization of intangible assets	(15,596)	(15,965)
Loss on disposal of property, plant and equipment	(2,417)	(1,450)
Accretion of asset retirement obligations	(194)	(168)
Income from operations	70,353	55,626
Other income (expense):
Earnings (loss) from unconsolidated affiliates	3,262	(721)
Interest expense	(52,087)	(43,391)
Amortization of deferred financing costs and debt discount (a component of interest expense)	(1,562)	(1,449)
Loss on redemption of debt	(117,860)	—
Miscellaneous income, net	46	43
(Loss) income before provision for income tax	$(97,848)	$10,108

MarkWest Energy Partners, L.P.

Reconciliation of GAAP Financial Measure to Non-GAAP Financial Measure

Operating Income before Items not Allocated to Segments (1)

(unaudited, in thousands)

Six months ended June 30, 2015	Marcellus	Utica	Northeast	Southwest	Eliminations (2)	Total
Segment revenue	$396,487	$122,853	$52,616	$396,477	$(44)	$968,389

Operating expenses:
Segment purchased product costs	11,070	860	22,261	212,585	—	246,776
Segment facility expenses	83,320	32,590	14,462	67,910	(44)	198,238
Total operating expenses before items not allocated to segments	94,390	33,450	36,723	280,495	(44)	445,014

Segment portion of operating income attributable to non-controlling interests	—	43,740	—	3,609	—	47,349
Operating income before items not allocated to segments	$302,097	$45,663	$15,893	$112,373	$—	$476,026

Six months ended June 30, 2014	Marcellus	Utica	Northeast	Southwest	Eliminations (2)	Total
Segment revenue	$358,893	$54,592	$105,030	$530,470	$(2,471)	$1,046,514

Operating expenses:
Segment purchased product costs	74,000	11,488	35,624	306,312	—	427,424
Segment facility expenses	69,228	24,026	15,623	66,876	(2,471)	173,282
Total operating expenses before items not allocated to segments	143,228	35,514	51,247	373,188	(2,471)	600,706

Segment portion of operating income attributable to non-controlling interests	—	7,823	—	5	—	7,828
Operating income before items not allocated to segments	$215,665	$11,255	$53,783	$157,277	$—	$437,980

(1) Refer to footnote 14, Segment Information, in Form 10-Q for additional disclosures.

(2) Amounts represent revenues and expenses associated with the Northeast segment fractionation completed on behalf of the Marcellus segment.

	Six months ended June 30,
	2015	2014

Operating income before items not allocated to segments	$476,026	$437,980
Portion of operating income attributable to non-controlling interests	22,909	7,319
Derivative gain (loss) not allocated to segments	620	(16,663)
Revenue adjustment for unconsolidated affiliate	(60,547)	(3,833)
Revenue deferral adjustment and other	154	(1,119)
Compensation expense included in facility expenses not allocated to segments	(2,049)	(1,906)
Facility expense and purchase product cost adjustments for unconsolidated affiliate	26,001	2,598
Portion of operating loss attributable to non-controlling interests of an unconsolidated affiliate	24,440	509
Facility expenses adjustments	5,376	5,376
Selling, general and administrative expenses	(69,606)	(62,991)
Depreciation	(241,501)	(206,007)
Amortization of intangible assets	(31,422)	(31,943)
Loss on disposal of property, plant and equipment	(1,606)	(1,357)
Accretion of asset retirement obligations	(387)	(336)
Impairment expense	(25,523)	—
Income from operations	122,885	127,627
Other income (expense):
Earnings (loss) from unconsolidated affiliates	3,774	(471)
Interest expense	(102,144)	(84,375)
Amortization of deferred financing costs and debt discount (a component of interest expense)	(3,197)	(4,273)
Loss on redemption of debt	(117,860)	—
Miscellaneous income, net	94	62
(Loss) income before provision for income tax	$(96,448)	$38,570

MarkWest Energy Partners, L.P.

Reconciliation of GAAP Financial Measure to Non-GAAP Financial Measure

Distributable Cash Flow

(unaudited, in thousands)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Net (loss) income	(86,392)	13,048	$(80,871)	$28,964
Depreciation, amortization and other non-cash operating expenses	137,698	120,361	273,362	239,311
Loss on sale or disposal of property, plant and equipment	2,417	1,450	1,606	1,357
Loss on redemption of debt, net of current tax benefit	117,860	—	117,860	—
Amortization of deferred financing costs and debt discount	1,562	1,449	3,197	4,273
(Earnings) loss from unconsolidated affiliates	(3,262)	721	(3,774)	471
Partnership’s share of distributions from unconsolidated affiliates	9,597	2,541	20,489	3,910
Non-cash compensation expense	3,053	1,835	8,986	5,802
Unrealized loss on derivative instruments	7,360	18,844	15,520	7,024
Deferred income tax (benefit) expense	(11,581)	(2,921)	(15,741)	9,280
Cash adjustment for non-controlling interest of consolidated subsidiaries	(10,514)	(3,178)	(20,928)	(5,296)
Revenue deferral adjustment	(1,076)	1,722	(154)	3,813
Impairment expense	—	—	25,523	—
Other (1)	4,397	12,867	8,961	21,022
Maintenance capital expenditures	(5,239)	(7,005)	(7,810)	(9,751)
Distributable cash flow	$165,880	$161,734	$346,226	$310,180

Maintenance capital expenditures	$5,239	$7,005	$7,810	$9,751
Growth capital expenditures of consolidated subsidiaries	389,552	681,198	825,252	1,265,572
Capital expenditures of unconsolidated subsidiaries (2)	69,564	40,013	170,442	40,013
Total capital expenditures	464,355	728,216	1,003,504	1,315,336
Joint venture partner contributions	(45,301)	(120,106)	(115,549)	(120,106)
Total capital expenditures, net	$419,054	$608,110	$887,955	$1,195,230

Distributable cash flow	$165,880	$161,734	$346,226	$310,180
Maintenance capital expenditures	5,239	7,005	7,810	9,751
Changes in receivables, inventories and other assets	(5,150)	(35,710)	51,336	(42,763)
Changes in accounts payable, accrued liabilities and other long-term liabilities	(16,382)	120,755	(63,814)	95,041
Cash adjustment for non-controlling interest of consolidated subsidiaries	10,514	3,178	20,928	5,296
Other	2,303	(12,512)	852	(20,682)
Net cash provided by operating activities	$162,404	$244,450	$363,338	$356,823

(1) Includes amounts related to capitalized interest associated with joint venture capital expenditures and fees earned related to development of joint venture capital projects.

(2) Growth capital expenditures includes Ohio Gathering Company, L.L.C. and Ohio Condensate Company, L.L.C.

MarkWest Energy Partners, L.P.

Reconciliation of GAAP Financial Measure to Non-GAAP Financial Measure

Adjusted EBITDA

(unaudited, in thousands)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Net (loss) income	(86,392)	13,048	(80,871)	28,964
Non-cash compensation expense	3,053	1,835	8,986	5,802
Unrealized loss on derivative instruments	7,360	18,844	15,520	7,024
Interest expense (1)	51,633	42,765	101,294	84,483
Depreciation, amortization and other non-cash operating expenses	137,698	120,361	273,362	239,311
Loss on disposal of property, plant and equipment	2,417	1,450	1,606	1,357
Loss on redemption of debt, net of current tax benefit	117,860	—	117,860	—
Provision for income tax (benefit) expense	(11,456)	(2,940)	(15,577)	9,606
Adjustment for cash flow from unconsolidated affiliates	6,335	3,262	16,715	4,381
Impairment expense	—	—	25,523	—
Cash adjustment for non-controlling interest of consolidated subsidiaries	(10,514)	(3,178)	(20,928)	(5,296)
Other (2)	874	12,784	5,033	20,166
Adjusted EBITDA	$218,868	$208,231	$448,523	$395,798

(1) Includes amortization of deferred financing costs and debt discount, and excludes interest expense related to the Steam Methane Reformer.

(2) Includes amounts related to capitalized interest associated with joint venture capital expenditures and fees earned related to development of joint venture capital projects, non-controlling interest in consolidated subsidiaries and an adjustment for deferred revenue.

MarkWest Energy Partners, L.P.

Distributable Cash Flow Sensitivity Analysis

(unaudited, in millions)

The Partnership periodically estimates the effect on DCF resulting from changes in its volume forecast and NGL prices. The Partnership has become less sensitive to changes in commodity prices as a result of significant increases in fee-based income. For the full-year 2015, the Partnership estimates that net operating margin will be approximately 90 percent fee-based.

The analysis further assumes derivative instruments outstanding as of, and production volumes estimated through December 31, 2015.

Estimated Range of 2015 DCF

		Volume Forecast (1)
		Low Case	Base Case	High Case
	$0.65	$721	$736	$751
	$0.60	$718	$733	$748
NGL $/Gallon (2)(3)	$0.55	$715	$729	$744
	$0.50	$712	$726	$740
	$0.45	$708	$722	$737
	$0.40	$704	$718	$733

(1)         Volume Forecast is increased/decreased by 5% in the Marcellus and Utica segments for the High and Low Cases.

(2)         The composition is based on the Partnership’s projected NGL barrel of approximately: Ethane: 35%, Propane: 35%, Iso-Butane: 6%, Normal Butane: 12%, Natural Gasoline: 12%.

(3)         Composite NGL prices are based on the Partnership’s average forecasted price.

The table is based on current information, expectations, and beliefs concerning future developments and their potential effects, and does not consider actions the Partnership’s management may take to mitigate exposure to changes. Further, the table does not consider the effects that such hypothetical adverse changes may have on overall economic activity. Historical volumes, prices and correlations do not guarantee future results.

Although the Partnership believes the expectations reflected in this analysis are reasonable, the Partnership can give no assurance that such expectations will prove to be correct and readers are cautioned that projected performance, results, or distributions may not be achieved. Actual changes in market prices, market conditions and constraints, production, NGL composition, infrastructure availability, market participants, and ratios between product prices may differ from the assumptions utilized in the analysis. Actual results, performance, distributions, volumes, events, or transactions could vary significantly from those expressed, considered or implied in this analysis. All results, performance, distributions, volumes, events or transactions are subject to a number of uncertainties and risks. Those uncertainties and risks may not be factored into or accounted for in this analysis. Readers are urged to carefully review and consider the cautionary statements and disclosures made in the Partnership’s periodic reports filed with the SEC, specifically those under the heading “Risk Factors.”